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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(a) AND AMENDMENTS THERE TO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                             Genesee & Wyoming Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    371559105
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                                 (CUSIP Number)

                             Mortimer B. Fuller, III
                             Genesee & Wyoming Inc.
                               66 Field Point Road
                          Greenwich, Connecticut 06830

                                  203-629-3722
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 21, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

--------------------
CUSIP No.  371559105                  13D
--------------------

--------- -------------------------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mortimer B. Fuller, III
--------- -------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [X]
                                                                                                           (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- -------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


--------- -------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
----------------------- -------- --------------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

       NUMBER OF                 962,865
        SHARES
BENEFICIALLY OWNED BY   -------- --------------------------------------------------------------------------------------------------
         EACH              8     SHARED VOTING POWER
      REPORTING
        PERSON                   0
         WITH
                        -------- --------------------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 962,865
                        -------- --------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0

--------- -------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   965,640
--------- -------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        [ ]


--------- -------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.5%

--------- -------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
--------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     2 of 7

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         This Amendment No. 1 ("Amendment No. 1 to Schedule 13D") amends the statement of beneficial ownership on Schedule 13D filed on December 21, 2000 (the "Schedule 13D") by and on behalf of Mortimer B. Fuller, III (the "Reporting Person") with respect to the class A common stock, par value $.01 per share (the "Class A Common Stock"), of Genesee & Wyoming Inc., a Delaware corporation (the "Company"), beneficially owned by the Reporting Person. Capitalized terms used, but not defined, herein have the meanings ascribed thereto in the Schedule 13D.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to a Stock Purchase Agreement by and between the Company and The 1818 Fund III, L.P., a Delaware Limited Partnership (the "Fund") dated October 19, 2000 (the "Stock Purchase Agreement"), on December 12, 2000, the Company issued, and the Fund acquired from the Company 20,000 shares of Preferred Stock.

         The consideration paid by the Fund for the shares of Preferred Stock it purchased under the Stock Purchase Agreement on December 12, 2000 was $20,000,000 in cash, which was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

         On December 11, 2001, in accordance with Section 2.1(b)(ii) of the Stock Purchase Agreement, the Company issued, and the Fund acquired from the Company an additional 5,000 shares of Preferred Stock.

         The consideration paid by the Fund for such shares of Preferred Stock was $5,000,000 in cash, which, to the knowledge of the Reporting Person, was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

         As previously reported in the Reporting Person's Schedule 13D, as a condition to the Fund acquiring the 20,000 shares of Preferred Stock on December 12, 2000, the Reporting Person, the Company and the Fund were required to enter into the Letter Agreement. Pursuant to the Letter Agreement, the Reporting Person has agreed, so long as the Fund continues to own at least 20% of the shares of Class A Common Stock issued or issuable upon conversion of the Preferred Stock, to vote all shares of the capital stock of the Company (whether now or hereafter acquired) owned (whether jointly or severally) or, to the extent permitted by law, controlled (including shares held by the Estate of Frances A. Fuller until distributed in accordance with Section 2(f) of the Letter Agreement, but excluding shares held by the Overlook Estate Foundation, Inc. or the Frances A. Fuller Family Trust) by him in order to (i) cause the election to the Board of Directors of the Company the designee of the Fund, (ii) cause the removal from the Board of Directors (with or without cause) of any director elected in accordance with clause (i) upon the written request of the Fund, and upon the vacancy in the Board of Directors as a result of any individual designated as provided in accordance with clause (i) above ceasing to be a member of the Board of Directors, whether by resignation or otherwise, the election to the Board of Directors as promptly as possible of any individual designated by the Fund that is reasonably acceptable to the Company. Additionally, the Fund is granted tag-along rights, subject to certain exceptions, in the event the Reporting Person transfers 15% or more, in the aggregate, of the shares of Class A Common Stock or Class B common stock, par value $.01 per share (the "Class B Common Stock") directly owned by him which, for purposes of the tag-along rights, include shares owned by the Estate of Frances A. Fuller (until distributed in accordance with Section 2(f) of the Letter


                                     3 of 7

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Agreement), but exclude shares owned by the Overlook Estate Foundation, Inc. or the Frances A. Fuller Family Trust, in a single or series of related private transactions.

         As previously reported, the Fund has also entered into a Registration Rights Agreement between the Company and the Fund, dated December 12, 2000 (the "Registration Rights Agreement"), pursuant to which the Company has agreed, under the terms and conditions set forth therein, to register under the Securities Act of 1933, as amended, the Class A Common Stock issuable upon the conversion of the shares of Preferred Stock held by the Fund and all other shares of Class A Common Stock held by the Fund.

         Copies of the Letter Agreement, the Stock Purchase Agreement, the Registration Rights Agreement and the Certificate of Designation of 4.0% Senior Redeemable Convertible Preferred Stock, Series A have previously been filed with the Securities and Exchange Commission as exhibits to a Current Report on Form 8-K filed by the Company on December 20, 2000 and are incorporated therein by reference.

Item 4.  Purpose of Transaction

         To the knowledge of the Reporting Person, the Fund acquired the securities of the Company for investment purposes only. The Reporting Person may from time to time acquire additional shares of Class A Common Stock in the open market or in privately negotiated transactions, subject to the availability of shares of Class A Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Person deems appropriate. Alternatively, the Reporting Person may sell all or a portion of the shares of Class A Common Stock or Class B Common Stock in open market or in privately negotiated transactions, subject to the factors and conditions referred to above and compliance with applicable laws. Pursuant to the Letter Agreement, the Company agreed to cause the Fund's nominee to be appointed to the Company's Board of Directors on or prior to January 11, 2001, and such nominee currently is T. Michael Long, a co-manager of the Fund.

         Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals which would relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         On November 26, 2001, the Company filed a definitive information statement on Form 14C with the Securities and Exchange Commission disclosing its intent to file an amendment to its Restated Certificate of Incorporation increasing its authorized shares of Class A Common Stock to 30,000,000 and its authorized shares of Class B Common Stock to 5,000,000. The Company filed that amendment with the Secretary of State of the State of Delaware on December 17, 2001.

                                     4 of 7

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         In connection with the closing of a public offering of 2,575,000 shares of Class A Common Stock by the Company on December 21, 2001, the Reporting
Person sold 250,000 shares of Class A Common Stock pursuant to an Underwriting Agreement dated December 17, 2001 by and among the Company, the Reporting
Person, Louis S. Fuller, Credit Suisse Fist Boston Corporation, ABN AMRO Rothschild LLC, Bear Stearns & Co., Inc., Morgan Keegan & Company, Inc. and BB&T Capital Markets, a division of Scott Stringfellow, Inc. The purpose of the sale made by the Reporting Person was to (1) repay a loan associated with the exercise of options to purchase shares of the Company, and (2) diversify the Reporting Person's portfolio.

Item 5.  Interests in Securities of the Issuer

         (a)-(c) The beneficial ownership of the Company's Class A Common Stock by the Reporting Person is as follows:

        The Reporting Person beneficially owns 965,640 shares of Class A Common Stock, 658,069 of which are represented by shares of Class B Common Stock that are convertible into shares of Class A Common Stock at any time, 2,775 of which are represented by shares owned by the Reporting Person's wife, as to which shares the Reporting Person disclaims beneficial ownership, 21,332 of which are represented by shares owned by Overlook Estate Foundation, Inc., of which the Reporting Person is President, 18,750 of which are represented by options to purchase shares of Class A Common Stock which will become exercisable on January 30, 2002 and 264,714 of which are represented by presently exercisable third-party options to purchase shares of Class B Common Stock. Such beneficial ownership represents 8.5% of the outstanding shares of Class A Common Stock (assuming the conversion of outstanding shares of Class B Common Stock to Class A Common Stock and the conversion of the Preferred Stock into 1,632,539 shares of Class A Common Stock).

        The Reporting Person's beneficial ownership set forth above excludes the 1,632,539 shares of Class A Common Stock beneficially owned by the Fund Group which he may be deemed to beneficially own pursuant to Rule 13d-5(b)(1).

        The Fund Group beneficially owns 1,632,539 shares of Class A Common Stock, excluding the 965,640 shares, which they may be deemed to own pursuant to Rule 13d-5(b)(1), representing 14.4% of the outstanding shares of Class A Common Stock (assuming the conversion of outstanding shares of Class B Common Stock to Class A Common Stock and the conversion of the Preferred Stock into 1,632,539 shares of Class A Common Stock). Therefore, for purposes of Rule 13d-5(b)(1), the group comprised of the Fund Group and the Reporting Person beneficially own 2,598,179 shares of Class A Common Stock, representing 22.9% of the outstanding shares of Class A Common Stock.

        The Reporting Person has sole power to vote and dispose of 962,865 shares of Class A Common Stock, 658,069 of which are represented by shares of Class B Common Stock that are convertible into shares of Class A Common Stock at any time, 21,332 of which are represented by shares owned by Overlook Estate Foundation, Inc., of which the Reporting Person is President, 18,750 of which are represented by options to purchase shares of Class A Common Stock, which will become exercisable on January 30, 2002, and 264,714 of which are represented by presently exercisable options to purchase shares of Class B Common Stock. The Fund Group has sole power to vote and dispose of 1,630,436 shares of Class A Common Stock.

        In connection with the offering described in Item 4 above, the Reporting Person (1) exercised options to purchase 84,374 shares of Class A Common Stock and (2) converted 64,641 shares of the Company's Class B Common Stock, par value $.01 per share, into 64,641 shares of Class A Common Stock. These 149,015 shares of Class A Common Stock were sold by the Reporting Person in the offering.

        Prior to the closing of the public offering, the Reporting Person made a charitable gift of 15,000 shares of Class A Common Stock.


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         Except as set forth above, no party described in this Schedule 13D beneficially owns any shares of Class A Common Stock or has effected any transaction in shares of Class A Common Stock during the preceding 60 days.

         Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.


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                                    SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Amendment No. 1 to Schedule 13D is true, complete and correct.

                                                   /s/ Mortimer B. Fuller, III
                                                   ---------------------------
                                                   Mortimer B. Fuller, III


Dated:   December 21, 2001